082-02636

CROSS LAKE MINERALS LTD.

TSX: CRN

RECEIVED

2009 FEB 18 A 11:

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

SUPPL

Please see the attached.

09045364

PROCESSED

MAR 02 2009

THOMSON REUTERS

Suite 800 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Phone: (604) 687-2038 Fax: (604) 687-3141

2/18

NEWS RELEASE
CROSS LAKE MINERALS LTD.

Suite 108 – 4664 Lougheed Highway, Burnaby, B.C. V5C 5T5
Tel.: (604) 759-0876 / Fax.: (604) 759-0870

12(g) No. 82-2636
Symbol CRN-T

Corporate Update

February 10, 2009 – Vancouver, British Columbia – Cross Lake Minerals Ltd. ("**Cross Lake**" or the "**Company**") reports that on February 6, 2009, the British Columbia Supreme Court issued an order (the "Order") providing the Company with an additional period of protection under the *Companies' Creditors Arrangement Act* ("**CCAA**"). The initial order, which was first granted under the CCAA in favour of the Company on October 14, 2008, has been further extended to April 15, 2009, during which time creditors and other third parties will continue to be stayed from terminating agreements with Cross Lake or otherwise taking steps against Cross Lake. The extension was granted in order to give Cross Lake sufficient time to complete a proposed restructuring plan and plan of arrangement with its creditors as disclosed in a previous press release dated February 4, 2009.

In addition, the Order authorizes the $3 million increase in the debtor-in-possession loan facility (the "**DIP Facility**") from Procon Mining and Tunnelling Ltd. (the "**DIP Lender**") in order to finance working capital requirements up to a total of $5.5 million and amends the maximum amount of the DIP Lender's Charge to $5.5 million to reflect the $3 million increase to the DIP Facility.

The Order also authorizes the Company to settle certain outstanding overtime claims with the Director of Employment Standards in the approximate amount of $114,000.

Additional information filed by the Company or the Monitor appointed by the Court related to the filing, will be available on the Monitor's website at www.pwc.com/car-crosslake.

For further information, please contact:

Cross Lake Minerals Ltd.
Alan Boon, President and CEO
(604) 759-0876 or visit our website at www.crosslakeminerals.com

END